Exhibit 99.1

voxeljet AG

Augsburg, Germany

ISIN DE000A1X3WJ5/WKN A1X3WJ (Shares)
ISIN US92912L1070/WKN A1W556 (American Depositary Shares)

We invite our shareholders to attend the

Annual General Meeting

Karl-Scharnagl-Ring 5, 80539 Munich, Germany, on Tuesday, 30 June 2020 at 10:00 am (CEST).
which is taking place in the offices of Hogan Lovells International LLP, Karl-Scharnagl-Ring 5, 80539 Munich, Germany, on Tuesday, 30 June 2020 at 10:00 am (CEST).

AGENDA

ITEM 1.

Presentation of the adopted annual financial statements and of the approved consolidated annual financial statements as of 31 December 2019, the combined management report for voxeljet AG and the Group for the financial year 2019 and the report of the Supervisory Board for the financial year 2019

These documents are available on our website (http://investor.voxeljet.com/). On request, they will also be sent to the shareholders free of charge. Furthermore, the documents will be available during the Annual General Meeting, where they will also be explained in more detail. The Supervisory Board has already approved of the (consolidated) annual financial statements that were drawn up by the Management Board. The annual financial statements are thus adopted. Corresponding to the legal provisions, there will be no resolution concerning ITEM 1.

ITEM 2.	Resolution on discharge of the Management Board

Management Board and Supervisory Board propose to discharge the members of the Management Board who held office in the 2019 financial year for this financial year.

ITEM 3.	Resolution on discharge of the Supervisory Board

Management Board and Supervisory Board propose to discharge the members of the Supervisory Board who held office in the 2019 financial year for this financial year.

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ITEM 4.	Resolution on the appointment of the auditor for the annual financial statements and consolidated annual financial statements for the financial year 2020

Following the recommendation of the Audit Committee, the Supervisory Board proposes to appoint the auditing firm PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Bernhard-Wicki-Straße 8, 80636 München, Germany, as auditor for the annual financial statements and consolidated annual financial statements for the financial year 2020.

ITEM 5.	Authorization for the acquisition and use of treasury shares pursuant to Section 71 para. 1 No. 8 German Stock Corporation Act, also under exclusion of subscription rights

The authorization granted to the Management Board by the 2015 Annual General Meeting to acquire and use treasury shares expires on 22 March 2020. In order to ensure that the Company remains flexible in the future in acquiring and using treasury shares or American Depositary Shares ("ADS"), a new authorization to acquire and use treasury shares or ADSs shall be created.

The Management Board and the Supervisory Board therefore propose to resolve the following:

a)       The Company is authorised, pursuant to Section 71 para. 1 No. 8 of the German Stock Corporation Act ("AktG"), to acquire shares in the Company for any permissible purpose in compliance with statutory requirements and in accordance with the following provisions until 29 June 2025. The authorization to acquire treasury shares is limited to a maximum of 10% of the share capital existing at the time this authorization takes effect or – if this value is lower – of the share capital existing at the point in time this authorization is exercised. The authorization may be exercised directly by the Company or by a company dependent on the Company or in which it holds a majority interest or by third parties commissioned by the Company or by companies dependent on the Company or in which it holds a majority interest. The shares acquired on the basis of this authorization may, together with any treasury shares that may have been acquired for other reasons and that are held by the Company or are attributable to it pursuant to Sections 71d and 71e AktG, at no time exceed 10% of the Company's respective share capital. This authorization includes the acquisition of ADSs of the Company listed on the New York Stock Exchange ("NYSE"), with the provision that, with regard to the limitation of the acquisition volume to 10% of the share capital, the number of ADSs shall be divided by the number of ADSs representing one share.

b)       In each case, the acquisition may be effected at the discretion of the Management Board (1) through a stock exchange on which the shares or ADSs of the Company are traded or (2) by means of a purchase offer addressed to all shareholders.

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(1)   If the acquisition is effected through the stock exchange, the purchase price paid by the Company (excluding ancillary purchase costs) may not exceed the stock exchange price of the shares or ADSs of the Company at the time of acquisition by more than 10% or fall short of it by more than 20%. The relevant stock exchange price within the meaning of the above provision is the arithmetic mean of the closing prices of the ADSs on the NYSE on the last three trading days prior to the commitment to acquire. The foregoing provision applies to shares of the Company with the provision that in calculating the permitted purchase price per share, the stock exchange price of one ADS is to be multiplied by the number of ADSs representing one share.

(2)   If the acquisition is effected by means of a purchase offer addressed to all shareholders, the purchase price per share offered and paid by the Company (excluding ancillary purchase costs) may not exceed by more than 10% or fall short of by more than 20% the arithmetic mean of the closing prices of the ADSs on the NYSE on the last three trading days prior to the publication of the purchase offer. The foregoing provision applies to shares of the Company with the provision that in calculating the permitted purchase price per share, the stock exchange price of one ADS is to be multiplied by the number of ADSs representing one share.

c)       The Company is authorised to use treasury shares or ADSs acquired on the basis of this authorization in accordance with section 71 para. 1 No. 8 AktG for all statutory permissible purposes, in particular for the following purposes:

(1)     Sales of shares or ADSs of the Company through the stock exchange;

(2)     transfer of shares or ADSs of the Company to third parties against contribution in kind in the course of corporate mergers or in the course of the (direct or indirect) acquisition of companies, divisions of companies, operational activities, branches of activity, shares in companies or other assets;

(3)     Disposal of shares or ADSs of the Company in a manner other than through the stock exchange, provided that the disposal is made against cash payment and at a price not significantly falling short of the stock exchange price of the already listed shares or ADSs of the Company. The relevant stock exchange price within the meaning of the above provision shall be the arithmetic mean of the closing prices of the ADSs on the NYSE on the last three trading days prior to the commitment to sell. The foregoing provision applies to shares of the Company with the provision that in calculating the permitted selling price per share, the stock exchange price of one ADS is to be multiplied by the number of ADSs representing one share.

This authorization is limited to the disposal of shares or ADSs representing, on aggregate, a pro-rata amount of no more than 10% of the share capital at the time this authorization takes effect or – if that value is lower – of the

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share capital existing at the point in time this authorization is exercised. This maximum of 10% of the share capital shall include shares or ADSs which are issued or sold during the term of this authorization until the time of its exercise in direct or analogous application of Section 186 para. 3 sentence 4 AktG. The limitation of the issue volume to 10% of the share capital shall apply to ADRs with the provision that the number of ADRs is to be divided by the number of ADRs representing one share.

(4)     Delivery of shares to the holders of warrant or convertible bonds of the Company or its Group Companies as defined in Section 18 AktG; this shall also apply to the delivery of shares or ADSs as a result of the exercise of subscription rights which in the case of a disposal of treasury shares or ADSs or in the case of a capital increase with subscription rights may be granted to the holders of warrant or convertible bonds of the Company or its Group Companies within the meaning of Section 18 AktG to the extent to which the holders of the warrant or convertible bonds would be entitled to a subscription right for shares of the Company upon exercise of the warrant or conversion right or fulfilment of the warrant or conversion obligation.

On aggregate, the shares or ADSs transferred on the basis of this authorization may not exceed a pro-rata amount of 10% of the share capital at the time this authorization takes effect or – if this value is lower – of the share capital existing at the point in time this authorization is exercised, provided that the shares or ADSs are used for the fulfilment of warrant or conversion rights or warrant or conversion obligations which were granted or created in corresponding application of Section 186 para. 3 sentence 4 AktG. This maximum of 10% of the share capital shall include shares or ADSs of the Company which are issued or sold during the term of this authorization in direct or analogous application of Section 186 para. 3 sentence 4 AktG. The limitation of the issue volume to 10% of the share capital shall apply to ADRs with the provision that the number of ADRs is to be divided by the number of ADRs representing one share.

(5)     Redemption of shares of the Company without the redemption or its implementation requiring a further resolution of the General Meeting. The redemption may also be effected without a capital reduction by increase of the pro-rata amount of the remaining no-par value shares in the Company's share capital. In this case, the Management Board is authorised to adjust the number of no-par value shares in the Articles of Association (Section 237 para. 3 No. 3 half-sentence 2 AktG).

d)       All of the above authorizations to acquire and use treasury shares or ADSs of the Company acquired on the basis of this authorization may be exercised in whole or in part, once or several times, individually or jointly by the Company or its Group Companies as defined in Section 18 AktG or for its or their account by third parties. The use of treasury shares or ADSs of the Company on the basis of the above authorizations (2) to (5) requires the approval of the Supervisory Board.

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The subscription right of shareholders to acquired treasury shares or ADSs of the Company is excluded to the extent that these shares or ADSs are used in accordance with the above authorizations (1) to (4).

ITEM 6.

Authorization for the issue of warrant and/or convertible bonds and to exclude the subscription right for these warrant and/or convertible bonds as well as creation of a new Conditional Capital; amendment of the Articles of Association

Management Board and Supervisory Board propose to resolve the following:

a)       Authorization to issue warrant and/or convertible bonds and to exclude the subscription right for these warrant and/or convertible bonds

(1)     General provisions

The Management Board is authorised, with the approval of the Supervisory Board, to issue bearer or registered warrant and/or convertible bonds (together the "Bonds"), once or several times, on or before 29 June 2025, with a total nominal amount of up to EUR 30,950,400 – with or without limitation to their term – and to grant or impose, as applicable, warrant rights or obligations to/on the holders of warrant bonds and, respectively, conversion rights or obligations to/on the holders of convertible bonds for registered no-par value shares of the Company with a proportionate amount of the share capital of up to EUR 1,934,400, subject to the more detailed provisions of the conditions of the warrant or convertible bonds.

The Bonds may also be issued by a Group Company of the Company as defined in Section 18 AktG; in this case, the Management Board is authorised, with the approval of the Supervisory Board, to grant a guarantee for these Bonds on behalf the Group Company and to grant or impose to/on their holders, as applicable, warrant or conversion rights or obligations for registered no-par value shares of the Company.

(2)     Warrant and convertible bonds

The Bonds will be divided into partial bonds. If warrant bonds are issued, one or more warrants will be attached to each partial bond, entitling or obliging the holder to subscribe to no-par value registered shares of the Company in accordance with the terms and conditions of the warrants to be stipulated by the Management Board. The subscription ratio is calculated by dividing the nominal amount of a partial bond or the issue price of a partial bond that is below the nominal amount by the fixed option price for a registered no-par value share of the Company and can be rounded up or down to a full number. The pro rata amount of the share capital represented by the shares to be subscribed per bond may not exceed the nominal amount of the bond. The terms and conditions of the warrants may provide that the option price can also be settled by transferring partial bonds and, if necessary, an additional cash payment. To the extent that

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there are fractional amounts of shares, it may be provided that in accordance with the terms and conditions of the warrants such fractional amounts may be aggregated for the subscription of full shares, as the case may be, against supplementary payment.

In the event that convertible bonds are issued, in the case of bonds issued to the bearer the holders, otherwise the creditors of the partial bonds receive the right to convert their partial bonds into registered no-par value shares of the Company in accordance with the terms and conditions of the convertible bonds stipulated by the Management Board. The conversion ratio is calculated by dividing the nominal amount or the issue price of a partial bond which is less than the nominal amount by the stipulated conversion price for one registered no-par value share of the Company and may be rounded up or down to a full number; furthermore, an additional payment to be made in cash and the combination of or a compensation for fractional amounts incapable of conversion may be stipulated. The conditions may provide for a variable conversion ratio and a determination of the conversion price (subject to the minimum price determined below).

(3)     Substitution right

The terms and conditions of the Bonds may provide for a right of the Company not to grant new no-par value shares in the case of a conversion or the exercise of a warrant right, but to pay a cash amount which, for the number of shares otherwise to be delivered, corresponds to the stock exchange price of the no-par value shares of the Company during a period to be specified in the terms and conditions of the Bonds. For the purposes of the foregoing provision, the relevant stock exchange price shall be the arithmetic mean of the closing prices of the ADSs on the NYSE during the period specified in the terms and conditions of the bonds, with the provision that in calculating the exchange price per share, the stock exchange price of one ADS is to be multiplied by the number of ADSs representing one share.

The terms and conditions of the Bonds may also provide that in the event of conversion or exercise of warrants or upon fulfillment of the conversion obligations, existing shares of the Company or of another listed company may, at the choice of the Company, be granted instead of new shares from conditional capital.

The terms and conditions of the Bonds may also provide for the right of the Company to grant the holders or creditors no-par value shares of the Company or another listed company, in whole or in part, instead of the payment of the amount of money due upon final maturity of the Bond carrying warrant or conversion rights or obligations (this also includes maturity due to termination).

(4)     Conversion obligation

The terms and conditions of the convertible bonds may also provide for a conversion obligation at the end of the term (or at an earlier date or upon occurrence of a specific event). The Company may be entitled in the terms and

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conditions of the convertible bonds to settle, in whole or in part, any difference between the nominal amount or any lower issue amount of the convertible bonds and the product of the conversion price and the exchange ratio in cash.

(5)     Conversion and warrant price

The warrant or conversion price to be determined in each case for a no-par value share of the Company must be at least 80% of the stock exchange price of the no-par value share of the company, with the exception of cases in which a right to substitute or a conversion obligation is stipulated. For the purposes of the foregoing provision, the relevant exchange price shall be the arithmetic mean of the closing prices of the ADSs on the NYSE on the last ten trading days prior to the date of the resolution of the Management Board on the issue of the Bonds or – in the event that a subscription right is granted – during the subscription period, with the exception of the days of the subscription period required for the warrant or conversion price to be announced in good time in accordance with Section 186 para. 2 sentence 2 AktG. For the purpose of calculating the permissible conversion or warrant price, the stock exchange price of one ADS is to be multiplied by the number of ADSs representing one share.

In case of a right to substitute or a conversion obligation, the warrant or conversion price must, subject to the more detailed provisions of the Bond terms and conditions, be at least either the above-mentioned minimum price or must be equal to the stock exchange price of the no-par value share of the Company during the last ten trading days prior to the final maturity date or the other stipulated point in time, even if this average price is below the above-mentioned minimum price. For the purposes of the foregoing provision, the relevant stock exchange price shall be the arithmetic mean of the closing prices of the ADSs on the NYSE during the last ten trading days prior to the date of final maturity or the other stipulated point in time. Sections 9 para. 1 AktG and 199 AktG apply without prejudice.

(6)     Dilution protection

Without prejudice to Section 9 para. 1 AktG, the warrant or, respectively conversion price may be reduced under an anti-dilution clause subject to the more detailed provisions of the Bond Conditions if during the warrant or conversion period the Company (i) increases the share capital by means of a capital increase from company funds, or (ii) increases the share capital or disposes of treasury shares granting an exclusive subscription right to its shareholders, or (iii) issues, grants or guarantees further Bonds with warrant or convertible rights or obligations while granting an exclusive subscription right to its shareholders, and in cases (ii) and (iii) the holders of warrant or conversion rights or obligations already existing are not granted subscription rights in this respect, as they would be entitled to after the exercise of the warrant or conversion rights or after fulfilment of the conversion obligation. The reduction of the warrant or conversion price may also be effected by a cash payment upon exercise of the warrant or conversion right or upon fulfilment of a conversion obligation. Furthermore, the

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terms and conditions of the Bonds may stipulate an adjustment of the warrant or conversion rights or obligations in the event of a capital reduction or other measures or events resulting in an economic dilution or the value of the warrant or conversion rights or obligations (such as dividends or an acquisition of control by third parties). In addition, the Company may grant payment of a reasonable compensation in the event of premature exercise of the warrant or conversion right. In any case, the pro rata amount of the share capital represented by the shares to be subscribed per Bond may not exceed the nominal value of the Bond.

(7)     Subscription right and authorization to exclude subscription rights

To the extent that shareholders are not permitted to directly subscribe to the Bonds, the shareholders are granted the statutory subscription right in such a way that the Bonds are taken over by a credit institution or a consortium of credit institutions with the obligation to offer them to the shareholders for subscription. If the Bonds are issued by a subordinated Group Company, the Company must ensure that the statutory subscription right is granted to the Company's shareholders in accordance with the preceding sentence.

However, the Management Board is authorised, with the approval of the Supervisory Board, to exclude the shareholders' subscription right to the Bonds:

-	for fractional amounts resulting from the subscription ratio;
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to the extent necessary to grant holders of previously issued warrant or conversion rights or obligations a subscription right to the extent to which they would be entitled as shareholders after exercising the warrant or conversion right or upon fulfilment of the warrant of conversion obligation;

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insofar as they are issued against cash payment and the issue price of the Bond is not significantly lower than its theoretical market value determined in accordance with generally accepted methods, in particular financial mathematical methods. The total proportionate amount of the share capital represented by shares issued or to be issued on the basis of Bonds issued under this authorization under exclusion of subscription rights analogous to Section 186 para. 3 sentence 4 AktG may not exceed 10% of the share capital. The relevant value is the share capital at the time this authorization takes effect or – if this value is lower – at the time this authorization is exercised. Shares or ADSs of the Company which are issued or sold during the term of this authorization up to the time of its utilization in direct or analogous application of Section 186 para. 3 sentence 4 AktG shall count towards this limit. When calculating the available portion of the share capital, ADSs are to be taken into account corresponding to their proportional share of the share capital.

(8)     Implementation authorization

The Management Board is authorised, with the approval of the Supervisory Board, to determine the further details relating to the issue and the terms and conditions of the Bonds including, in particular, the interest rate, issue price, term and

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denomination, dilution protection provisions, warrant or conversion period and, within this aforementioned framework, the conversion and warrant price, or to determine them in agreement with the corporate bodies of the Group Company issuing the warrant or convertible bond.

b)       Creation of Conditional Capital

The share capital is conditionally increased by up to EUR 1,934,400 by issuing up to 1,934,400 new registered no-par value shares (Conditional Capital II). The conditional capital increase serves the issuance of no-par value registered shares upon the exercise of conversion or warrant rights (or upon fulfilment of corresponding conversion obligations) or, when exercising the Company's right to choose to partially or in total deliver no-par value shares of the Company instead of paying the due amount of money to the holders or creditors of Bonds issued by the Company or by a subordinated Group Company against cash contribution until 29 June 2025 on the basis of the authorization resolution adopted by the Annual General Meeting on 30 June 2020. The new shares will be issued at the respective warrant or conversion price to be established in accordance with the aforementioned authorization resolution.

The conditional capital increase shall only be implemented if bonds carrying warrant rights or conversion rights or obligations in accordance with the authorization resolution adopted by the Annual General Meeting on 30 June 2020 are issued and only to the extent that warrant or conversion rights are exercised or the holders or creditors of Bonds obliged to exercise the warrant or conversion right fulfill their obligations or to the extent that the Company exercises its right to choose to partially or in total deliver no-par value shares of the Company instead of payment of the due amount of money and insofar as in each case no cash compensation is granted or treasury shares or shares of another listed company are used for serving these rights.

If they have been issued by the beginning of the Annual General Meeting of the Company, the new shares shall participate in the profit of the Company from the beginning of the preceding financial year, otherwise from the beginning of the financial year in which they are issued. The Management Board is authorised, subject to the consent of the Supervisory Board, to stipulate the further details of the implementation of the conditional capital increase as well as the technical requirements and procedures for an eventual conversion of the subscription shares into ADSs.

c)       Amendment of the Articles of Association

The following new paragraph 2 is added to Section 6 of the Articles of Association:

(2)      The Company's share capital is conditionally increased by up to EUR 1,934,400 by issuing up to 1,934,400 registered no-par value shares (Conditional Capital II). The capital increase serves the issuance of registered no-par value shares upon the exercise of conversion or warrant rights (or upon fulfilment of corresponding conversion obligations) or, when exercising the Company's right to choose to partially or in total deliver no-par value shares of the Company instead of paying the due amount of money to the

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holders or creditors of convertible bonds or warrant bonds issued by the Company or by a subordinated Group Company against cash contribution until 29 June 2025 on the basis of the authorization of the general meeting of 30 June 2020. The new shares are issued at the respective warrant or conversion price to be established in accordance with the aforementioned authorization resolution. The conditional capital increase shall only be implemented if bonds carrying warrant rights or conversion rights or obligations in accordance with the authorization resolution adopted by the Annual General Meeting on 30 June 2020 are issued and only to the extent that warrant or conversion rights are exercised or the holders or creditors of bonds obliged to exercise the warrant or conversion right fulfill their obligations or to the extent that the Company exercises its right to choose to partially or in total deliver no-par value shares of the Company instead of payment of the due amount of money and insofar as in each case no cash compensation is granted or treasury shares or shares of another listed company are used for serving these rights. If they have been issued by the beginning of the Annual General Meeting of the Company, the new shares shall participate in the profit of the Company from the beginning of the preceding financial year, otherwise from the beginning of the financial year in which they are issued. The Management Board is authorized, subject to the consent of the Supervisory Board, to stipulate the further details of the implementation of the conditional capital increase as well as the technical requirements and procedures for an eventual conversion of the subscription shares into ADSs.

d)       Authorization to amend the Articles of Association

The Supervisory Board is authorized to amend the wording of Section 4 para. 1 and 2 and Section 6 para. 2 of the Articles of Association in accordance with the respective issue of issue of the subscription shares and to make all other corresponding amendments to the Articles of Association that only relate to the wording. The same shall apply mutatis mutandis in the event that the authorization for the issue of Bonds has not been utilized after the term of the authorization has expired, as well as in the event that the Contingent Capital has not been utilized after the periods for the exercise of warrant or conversion rights or for the fulfilment of conversion obligations have expired.

ITEM 7.	Election of a member of the Supervisory Board

Mr. Eberhard Weiblen has informed the Company on 11 Mai 2020 that he will resign from his office as member of the Supervisory Board of the Company for professional reasons with effect from the end of the General Meeting that resolves on his discharge for the financial year 2019. Thus, it is necessary to elect a new member of the Supervisory Board.

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Pursuant to Section 95, Section 96 para. 1 AktG and Section 10 para. 1 of the Articles of Association, the Supervisory Board is composed of three members elected by the General Meeting. The General Meeting is not bound by election proposals.

Following the recommendation of the Compensation and Nomination Committee, the Supervisory Board proposes to elect as member of the Supervisory Board with effect from the end of the Annual General Meeting 2020:

Mr. Volker Neuber, Augsburg, Germany

Business economist and Director Recycling Systems, MAAG Group for the period up to the end of the General Meeting that resolves on his discharge for the financial year 2023.

With regard to memberships of Mr. Neuber in other Supervisory Boards which are to be established pursuant to statutory law, and in other comparable domestic and foreign supervisory bodies of commercial enterprises, the following information is provided:

Mr. Neuber is not a member of any other Supervisory Boards which are to be established pursuant to German statutory provisions.

Mr. Neuber is not a member of comparable domestic and foreign supervisory bodies of commercial enterprises.

The Supervisory Board has satisfied itself that Mr. Neuber can devote the expected amount of time required. In the appraisal of the Supervisory Board, there are no personal or business relationships between Mr. Neuber and the Company or any directly or indirectly participating shareholder with more than 10 Percent of the voting shares in the Company which are decisive for the election decision of an objectively judging shareholder.

The candidate's curriculum vitae, supplemented by an overview of the candidate's significant activities in addition to the Supervisory Board mandate, can be found below and on our company website at http://investor.voxeljet.com/.

Voxeljet AG generally holds elections of Supervisory Board members by means of individual voting. As only one member is elected during this General Meeting, this circumstance has no impact on the upcoming General Meeting.

Curriculum vitae (CV)

Name	Volker Neuber
Year of birth	1967
Education	B.A. in Economics and Computer Science, Academy of Economics & Computer Science, Wuerzburg, Germany
since 2020	MAAG Pump Systems AG Director Recycling Systems

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since 2020	Ettlinger Kunststoffmaschinen GmbH Managing Director Majority shareholder and Managing Director (until 2018)
2004-2010	Husky Injection Molding Systems Ltd. Vice President EMEA, Luxembourg Vice President Service & Sales W. Europe, Luxembourg
1991-2004	General Electric Plastics Managing Director Germany Six Sigma Master Black Belt, Netherlands, USA Sales Manager Germany South, Germany Global Key Account Manager Automotive, Germany

Significant activities in addition to Supervisory Board mandate

•	Member of the Executive Management Team, MAAG Group
•	Managing Director, Ettlinger Kunststoffmaschinen GmbH
•	Managing shareholder, Neuber Verwaltungs-GmbH

FURTHER INFORMATION, NOTES AND REPORTS

Report of the Management Board to the Annual General Meeting regarding Item 5 pursuant to Section 71 para. 1 No. 8 sentence 5 in connection with Section 186 para. 4 sentence 2 AktG: Authorization to acquire and use treasury shares, also under exclusion of subscription rights

The Management Board was authorised by resolution of the Annual General Meeting 2015 to acquire treasury shares or ADSs representing up to 10% of the share capital until 22 May 2020. In order to ensure that the Company remains flexible in the future in acquiring treasury shares or ADS pursuant to Section 71 para. 1 No. 8 AktG and using them – also under exclusion of subscription rights – a new authorization to acquire and use treasury shares or ADSs shall be created.

The authorization shall be exercisable for any permissible purpose in compliance with statutory requirements. With regard to the term of the authorization to acquire treasury shares, the statutory provision allowing a period of up to five years shall be utilised.

The treasury shares or ADSs of the Company acquired on the basis of this authorization shall be useable for all permitted purposes, in particular for the following purposes:

(1)      Sale through the stock exchange. In this way, the principle of equal treatment of shareholders (Section 53a AktG) is complied with when reselling.

(2)      The Company shall be enabled to have treasury shares or ADSs at its disposal in order to use them as consideration in kind in the course of corporate mergers or in the course of the (direct or indirect) acquisition of companies, divisions of

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companies, operational activities, branches of activity, shares in companies or other assets. Treasury shares are an important instrument as an acquisition currency. International competition and globalization of the economy often require this form of consideration. The proposed authorization is intended to give the Company the necessary flexibility to make use of acquisition opportunities as they arise quickly, flexibly and in a manner that preserves liquidity, in particular without the time-consuming holding of a General Meeting and, if necessary, while maintaining confidentiality. The proposed exclusion of shareholders' subscription rights takes this into account. When determining the valuation ratio, the Company will ensure that the interests of the shareholders are adequately safeguarded, taking into account the stock exchange price. Currently, there are no concrete plans to make use of this authorization.

(3)      Furthermore, the Company shall be enabled, subject to the requirements of Section 186 para. 3 sentence 4 AktG, to sell the treasury shares or ADSs acquired on the basis of this authorization against cash payment in ways other than through the stock exchange to third parties, e.g. to institutional investors or to reach new groups of investors, under exclusion of subscription rights. This is intended, in particular, to enable the Company to issue shares or ADSs of the Company at short notice. Thus, the proposed authorization serves the purpose of securing a permanent and appropriate equity capitalization of the Company. Prerequisite for such a sale is that the price achieved must not fall short significantly of the stock exchange price of shares or ADSs of the Company (excluding ancillary acquisition costs) with the same features. The exclusion of subscription rights enables a placement close to the stock exchange price, so that the discount customary in subscription right issuances can be avoided. The immediate inflow of funds avoids the uncertainty of future stock market developments. The alignment with the stock exchange price takes into account the shareholders' interest in preventing dilution and adequately safeguards the shareholders' financial and voting rights interests. When determining the selling price, the management will endeavor to keep any discount on the stock exchange price as low as possible, taking into account the market conditions. The shareholders have in principle the possibility to maintain their shareholding quota by making additional purchases through the stock exchange, while the Company is granted more room for maneuver in the interest of all shareholders to take advantage of favorable stock exchange situations on short notice. Currently, there are no concrete plans to make use of this authorization.

(4)      In the event that the Management Board issues warrant or convertible bonds on the basis of an authorization by the General Meeting, it may be advisable to fulfil the rights for the subscription of shares or ADSs resulting therefrom not by way of a capital increase, but in whole or in part using treasury shares or ADSs. Therefore, a corresponding utilization of the treasury shares or ADSs acquired on the basis of this authorization under exclusion of subscription rights shall be enabled. The use of treasury shares or ADSs excludes the dilution of the shareholders' shares, as it would occur in the case of a use of the Conditional

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Capital. When deciding whether to deliver treasury shares or ADSs or to use the Conditional Capital, the Management Board will carefully evaluate the interests of the Company and the shareholders.

(5)      Furthermore, the company shall also be able to redeem treasury shares without a requiring a further resolution of the General Meeting (Section 71 para. 1 No. 8 sentence 6 AktG). The redemption shall be possible with or without a reduction of the share capital, at the discretion of the competent bodies, whereby in the latter case the pro-rata amount of the remaining no-par value shares in the share capital increases. For this case, the Management Board shall be authorised to amend the Articles of Association with regard to the number of shares.

The Management Board will report on any utilization of the authorization at the following Annual General Meeting.

Report of the Management Board to the Annual General Meeting regarding Item 6 pursuant to Sections 221 para. 4 sentence 2, 186 para. 4 sentence 2 AktG: Authorization for the issue of warrant and/or convertible bonds and to exclude the subscription right for these warrant and/or convertible bonds as well as creation of a new Conditional Capital; amendment of the Articles of Association

The proposed authorization to issue warrant and/or convertible bonds ("Bonds") with a total nominal amount of up to EUR 30,950,400 and to create the corresponding Conditional Capital of up to EUR 1,934,400 is aimed at expanding the Company's financing options, which are described in more detail below, and at enabling the Management Board, with the approval of the Supervisory Board, to secure flexible and timely financing in the interests of the Company, particularly if favorable capital market conditions arise. Adequate capital resources are an indispensable foundation for the Company's development. By issuing warrant and/or convertible bonds, capital can be raised at favorable interest rates. The possibility of effecting a conversion through conversion obligations can give the Company certainty with regard to the transformation of Bonds into equity.

The issue price for the new shares must be at least 80% of the stock exchange price of the no-par value share of the company determined close to the issue date of the Bonds carrying warrant or conversion rights or obligations, with the exception of cases in which a right to substitute or a conversion obligation is stipulated. For the purposes of the foregoing provision, the relevant exchange price shall be the arithmetic mean of the closing prices of the ADSs on the NYSE during the period specified in the Bond terms and conditions with the provision that for the purpose of calculating the stock exchange price per share, the stock exchange price of one ADS is to be multiplied by the number of ADSs representing one share. The possibility of a premium (which may increase after the term of the warrant or convertible bonds) ensures that the Bond terms and conditions can be adjusted to reflect the current capital market conditions at the time of issue.

In case of a right to substitute or a conversion obligation, the issue price of the new shares must, in accordance with the more detailed provisions of the Bond terms and conditions, be at least either the above-mentioned minimum price or must be equal to the stock exchange price of the no-par value share of the Company during the last ten

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trading days prior to the final maturity date or the other stipulated point in time, even if this average price is below the above-mentioned minimum price. For the purposes of the foregoing provision, the relevant stock exchange price shall be the arithmetic mean of the closing prices of the ADSs on the NYSE during the last ten trading days prior to the date of final maturity or the other stipulated point in time. Sections 9 para. 1 AktG and 199 AktG apply without prejudice.

In general, the shareholders have a statutory subscription right for the Bonds (Section 221 para. 4 in connection with Section 186 para. 1 AktG). In order to facilitate the process, use should be made of the option to issue the Bonds to a credit institution or a consortium of credit institutions with the obligation to offer the Bonds to the shareholders in accordance with their subscription right (indirect subscription right within the meaning of Section 186 para. 5 AktG).

The exclusion of the subscription right for fractional amounts makes it possible to utilize the requested authorization using round amounts. This will simplify the handling of the shareholders' subscription right. The value of such fractional amounts is usually low for the individual shareholder so that the potential dilution effect is generally minor. In contrast, the complexity of the issue without such exclusion would be significantly higher. Therefore, the exclusion serves the practicability and the easier implementation of an issue. For these reasons, the Management Board and the Supervisory Board consider the possible exclusion of the subscription right to be objectively justified and, taking into account the interests of the shareholders, also appropriate.

Furthermore, the Management Board shall be authorized, with the approval of the Supervisory Board, to exclude the shareholders' subscription right in order to grant subscription rights to the holders of warrant and/or conversion rights already issued to the extent to which they would be entitled as shareholders after exercising the warrant or conversion right. The exclusion of the subscription right in favor of the holders of already issued warrant or conversion rights has the advantage that the warrant or conversion price does not need to be reduced, thus permitting a higher cash inflow on the whole. It corresponds to the market standard to provide bonds with such protection against dilution.

The Management Board shall also be authorized, with the approval of the Supervisory Board, to fully exclude the shareholders' subscription rights if the Bonds are issued against cash payment and the issue price is not significantly below the market value of these Bonds. This will provide the Company with the opportunity to take advantage of favorable market situations on short notice and to gain – through a more timely assessment of the conditions – better terms and conditions in setting the interest rate, the warrant or conversion price or the issue price for the Bonds. It would not be possible to set conditions close to the market and place the bonds smoothly if the subscription rights were maintained. Section 186 para. 2 AktG permits the subscription price (and thus, the terms and conditions of such bonds) to be published up to the third-last day of the subscription period. Nevertheless, in view of the frequently observed volatility on the stock markets, a market risk will persist for several days, which leads to uncertainty discounts when determining the conditions of the Bonds and therefore to non-market conditions. Furthermore, when subscription rights exist, the successful placement with

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third parties is jeopardized or causes additional expenses due to the uncertainty about their exercise. Finally, if subscription rights are granted, the Company cannot react on a short-term basis to favorable or unfavorable market situations due to the length of the subscription period, but is instead exposed to declining share prices during the subscription period which may result in unfavorable equity procurement for the Company.

Pursuant to Section 221 para. 4 sentence 2 AktG the provisions of Section 186 para. 3 sentence 4 AktG apply mutatis mutandis in the event that subscription rights are fully excluded. The resolution must observe the parameters set forth in the aforementioned statutory provision, which limits the exclusion of subscription rights to 10% of the share capital. The volume of the Conditional Capital, which may be provided in this case at the most to secure the warrant or conversion rights or obligations, may not exceed 10% of the share capital existing at the time the authorization to exclude subscription rights in accordance with Section 186 para. 3 sentence 4 AktG comes into effect. A corresponding provision in the authorization resolution also ensures that even in case of a capital reduction, the 10% limit is not exceeded, since the authorization to exclude subscription rights explicitly prescribes that 10% of the share capital may not be exceeded, neither at the time the authorization takes effect nor – if this value is lower – at the time the authorization is exercised. The sale of treasury shares or ADSs of the Company shall count towards this limit if it takes place during the term of this authorization while excluding subscription rights pursuant to Section 186 para. 3 sentence 4 AktG. Furthermore, any shares or ADSs of the Company which are issued during the term of this authorization from authorized capital under exclusion of subscription rights pursuant to Section 186 para. 3 sentence 4 AktG shall count towards this limit. This is to ensure that the dilution of the shareholders' interest is kept to a minimum.

The shareholders' interests are protected by the fact that the Bonds are not issued at a price significantly below their market value. Section 186 para. 3 sentence 4 AktG stipulates that the issue price may not be significantly below the stock exchange price of the shares. This provision is intended to ensure that there is no significant economic dilution of the share value. Whether or not such a dilution effect occurs when issuing warrant or convertible bonds under exclusion of subscription rights, can be determined by calculating the hypothetical stock exchange price of the warrant or convertible bonds using recognized, in particular financial mathematical methods and comparing it with the issue price of the bonds. If this issue price is not significantly below the hypothetical stock exchange price at the time of the issue of the warrant or convertible bonds, an exclusion of subscription rights is permissible in accordance with the purpose of Section 186 para. 3 sentence 4 AktG since the discount is immaterial. The resolution therefore provides that the Management Board, prior to the issue of the warrant or convertible bonds, must come to the conclusion, that the intended issue price will not lead to a significant dilution of the share value. This would reduce the calculated market value of a subscription right to almost zero so that the exclusion of subscription rights cannot result in any significant economic disadvantage for the shareholders. All this ensures that no significant dilution of the value of the shares occurs as a result of the exclusion of subscription rights. A market-based determination of the conditions and thus the

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avoidance of a significant dilution of value can also be achieved by the Management Board carrying out a so-called bookbuilding procedure. In this procedure, investors are asked to submit purchase requests on the basis of preliminary bond conditions, specifying, for example, the interest rate deemed to reflect market conditions and/or other economic components. After completion of the bookbuilding period, on the basis of the purchase requests submitted by the investors, the terms and conditions (e.g. the interest rate) still open at that time are determined according to market supply and demand. In this way, the total value of the Bonds will be determined close to the market. By means of such bookbuilding procedure, the Board of Directors can ensure that no significant dilution of the share value occurs as a result of the exclusion of subscription rights. In addition, shareholders always have the possibility to maintain their proportionate shareholding by acquiring ADSs on the stock exchange, which can also be exchanged for shares.

In contrast, the authorization to exclude subscription rights enables the Company to set conditions close to the market, provides the greatest possible security with regard to placement with third parties and facilitates the use of favorable market situations at short notice.

Currently, there are no concrete plans to make use of the authorization to issue Bonds.

The purpose of the proposed Conditional Capital is to fulfill warrant or conversion rights or conversion obligations for shares in the Company arising from Bonds or to grant the creditors or holders of Bonds shares in the Company instead of the respective amount of money due. It is also intended that the warrant or conversion rights or conversion obligations may alternatively be fulfilled by delivering existing shares or shares of other listed companies.

If the Management Board makes use of one of the above authorizations to exclude subscription rights in connection with the issue of Bonds during a fiscal year, it will report on the use of the authorization at the following Annual General Meeting.

Total number of shares and voting rights

At the time of this convocation of the Annual General Meeting, the share capital of the Company amounts to EUR 4,836,000.00. It is divided into 4,836,000 registered no-par value shares. One individual share entitles to one vote in the Annual General Meeting, so that the total number of voting rights is 4,836,000. The Company does not hold any treasury shares.

Provisions for attending the Annual General Meeting and exercising voting rights

Pursuant to Section 16 subsection (1) of the Articles of Association, all shareholders who are listed in the share register of the Company, and who register in time for the Annual General Meeting, are entitled to attend the Annual General Meeting and to execute their voting rights.

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The registration for the participation must be received by the Company by

Tuesday, 23 June 2020 (24:00 CEST) ("registration deadline").

Please send your registration in text form (Section 126b BGB [German Civil Code]) either in German or in English to the following address:

voxeljet AG Vorstand Am Silbermannpark 1b 86161 Augsburg, Germany Email: HV2020@voxeljet.de

Vis-à-vis the Company, a shareholder is a person who is, according to Section 67 subsection (2) sentence 1 AktG (German Stock Corporation Act), listed in the share register at the registration deadline. For the exercise of participation and voting rights, the registration status of the share register by the registration deadline, i.e. on 23 June 2020, 24:00 CEST ("technical record date") is decisive, because from 24 June 2020, 00:00 CEST until the end of the Annual General Meeting on 30 June 2020, no changes in registration will be carried out.

The registration for the Annual General Meeting does not result in the shares being blocked from sale after the registration deadline. The shareholders are still free to make dispositions in respect of the shares after registration for the Annual General Meeting. However, it is pointed out that, pursuant to Section 405 subsection (3) No. 1 AktG, whoever uses shares of another person, without authorization to act as a proxy and without the approval of such other person, to exercise rights at a General Meeting commits an administrative offence. Vis-à-vis the Company, only persons who are listed in the share register on 23 June 2020, 24:00 CEST are considered shareholders for the purposes of the Annual General Meeting on 30 June 2020. Thus, a disposition of shares before the registration deadline may affect the participation and voting right.

Holders of American Depositary Shares may obtain further information from the Custodian, Citibank N.A. – ADS Shareholder Services under the telephone number +1‑888-250-3985. Please note that this telephone number is available from 8:30 AM to 6:00 PM EST (i.e. Eastern Standard Time).

Procedure for being represented by a representative and voting by proxy

Shareholders who have duly registered for the Annual General Meeting may have their participation and voting right with regard to the Annual General Meeting exercised by an authorized representative, e.g. by the custodian bank, a shareholders' association or another person of their choice. The power of attorney, its revocation and the proof of authorization vis-à-vis the Company generally must be in text form (Section 126b BGB [German Civil Code]). Deviating from the foregoing, the special regulations in Section 135 AktG (German Stock Corporation Act) will apply for the authorization of intermediaries, shareholders' associations, proxy advisors within the meaning of Section 134a para. 1 No. 3, para. 2 No. 3 AktG or any other person deemed equivalent to intermediaries pursuant to Section 135 para. 8 AktG; please discuss the details of the

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authorization of an intermediary, a shareholders' association, a proxy advisor within the meaning of Section 134a para. 1 No. 3, para. 2 No. 3 AktG or any other person deemed equivalent to intermediaries pursuant to Section 135 para. 8 AktG directly with the respective authorized representative. Proxy forms that may be used for granting a power of attorney may be requested from the Company at the following address:

voxeljet AG Vorstand Am Silbermannpark 1b 86161 Augsburg, Germany Fax: +49 821 7483 111 Email: HV2020@voxeljet.de

Furthermore, the proxy forms may be downloaded from the internet using the following link:

http://investor.voxeljet.com/

The forms that are provided for their own authorizations by intermediaries, shareholders' associations, proxy advisors within the meaning of Section 134a para. 1 No. 3, para. 2 No. 3 AktG or any other person deemed equivalent to intermediaries pursuant to Section 135 para. 8 AktG can be used as well.

An authorized representative may prove his/her power of attorney by presenting it at the entry control on the day of the Annual General Meeting. The proof of authorization may also be sent via mail, fax or electronically (via email) to the aforementioned address of the Company. Also, any power of attorney already granted may be revoked by declaration directly sent to the Company in the aforementioned manner.

Motions to supplement the Agenda pursuant to Section 122 para. 2 AktG (German Stock Corporation Act)

Shareholders whose shares, together or individually, represent a nominal amount of EUR 241,800.00 (corresponding to 241,800 shares of the Company), may request that items are included in the Agenda and published (request for supplements). Each new item must be accompanied by a stating of reasons or a resolution proposal. The shareholder or shareholders presenting the motion must prove that they have been holders of such shares for not less than 90 days prior to the date of receipt of the request (whereby the day of the receipt is not counted), and that they will continue to hold the shares until a decision on the request for supplements by the Management Board has been made.

The request for supplements has to be directed to the Management Board of the Company in writing, and has to be received at least 30 days before the Annual General Meeting (whereby the day of the Annual General Meeting and the day of receipt are not counted), i.e. no later than by 30 May 2020 (24:00 CEST). Thus, please direct corresponding requests for supplements to the following address:

voxeljet AG

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Vorstand
Am Silbermannpark 1b
86161 Augsburg, Germany
Fax: +49 821 7483 111

Email: HV2020@voxeljet.de

Duly made requests for supplements will, if they have not already been announced together with the convocation, be published by the Company without undue delay after receipt of the request for supplement in the same way as the convocation.

Counter-motions and election nominations by shareholders pursuant to Sections 126 para. 1, 127 AktG (German Stock Corporation Act)

Furthermore, any shareholder is entitled to file counter-motions with regard to certain items of the agenda as well as election nominations for the election of Supervisory Board Members or auditors.

The Company will make any counter-motion by shareholders available on

http://investor.voxeljet.com/

including the name of the shareholder, the reasons and the management's comments, if any, if the shareholder has, at least 14 days before the meeting, i.e. until 15 June 2020 (24:00 CEST), sent the Company an admissible counter-motion with reasons and with regard to a proposal of Management Board and/or Supervisory Board concerning a specified item of the Agenda and to the following address:

voxeljet AG
Vorstand
Am Silbermannpark 1b
86161 Augsburg, Germany
Email: HV2020@voxeljet.de

A counter-motion does not need to be published if an exclusion fact of Section 126 para. 2 AktG (German Stock Corporation Act) applies. The reasons do not need to be published if they consist, in total, of more than 5,000 characters.

Shareholders are requested to prove their shareholder status when sending the counterproposal.

These regulations do correspondingly apply to election nominations by shareholders. However, for election nominations, reasons do not need to be stated. Moreover, election nominations do not have to be published if the election nomination does not contain the name, the practiced profession and the place of residence of the proposed candidate, as well as, in the event of nomination of Supervisory Board members, information about their membership in other Supervisory Boards that have to be established pursuant to statutory law. Furthermore, a nomination for the election of members of the Supervisory Board shall contain information concerning their membership in comparable German and foreign supervisory bodies of business enterprises.

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Right to demand Information according to Section 131 para. 1 AktG (German Stock Corporation Act)

Pursuant to Section 131 para. 1 AktG, the Management Board is obliged to provide at the Annual General Meeting upon request to each shareholder information on the Company's affairs to the extent that such information is necessary for a proper evaluation of an agenda item. This obligation also extends to the legal and business relationships of the Company towards an affiliate company and the situation of the Group and the companies included in the consolidated annual financial statements, also provided that the information is necessary for a proper evaluation of an agenda item. The Management Board may refrain from answering individual questions for the reasons stated in Section 131 para. 3 AktG.

According to Section 18 para. 3 of the Articles of Association, the Chairman is entitled to reasonably restrict the shareholder’s right to speak and the shareholder’s right to ask questions.

Further explanations and information on the website of the Company, availability of documents

Starting with the convocation of the Annual General Meeting, the website

http://investor.voxeljet.com/

will contain all information and documents according to Section 124a AktG (German Stock Corporation Act). After the Annual General Meeting, the voting results will be published on the same website. All documents that must be made accessible for the Annual General Meeting (as is required by law), will be available for inspection during the Annual General Meeting.

Data Privacy note

The protection of your personal data and its processing in conformity with the law are of great importance to us. We process the personal data provided by you in your registration for the Annual General Meeting in order to enable you to exercise your shareholder rights in the Annual General Meeting. Detailed information on the processing of your personal data is available clearly summarized and presented in one place in our data protection statement. The data protection statement is available on the Company's website under http://investor.voxeljet.com/ for viewing online and download.

Augsburg, Germany, May 2020

The Management Board